UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 October 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 29, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Third Quarter 2026 Earnings Release 29 October, 2026 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20 - F filed on April 1, 2026. 2

Consolidated Statements of Income Quarterly Comparison (Unaudited) 3 (NT$ million) Q3 / 2026 % Q2 / 2026 % Q3 / 2025 % QoQ YoY Net Revenues: ATM 150,593 61.7% 125,069 65.5% 99,393 59.0% 20% 52% EMS 92,997 38.1% 65,411 34.2% 68,405 40.6% 42% 36% Others 571 0.2% 584 0.3% 771 0.4% -2% -26% Total Net Revenues 244,161 100.0% 191,064 100.0% 168,569 100.0% 28% 45% Gross Profit 53,967 22.1% 40,147 21.0% 28,877 17.1% 34% 87% Operating Income (Loss) 33,142 13.6% 21,130 11.1% 13,201 7.8% 57% 151% Pretax Income (Loss) 32,710 13.4% 25,696 13.4% 13,976 8.3% 27% 134% Income Tax Benefit (Expense) (4,831) -2.0% (4,171) -2.2% (2,615) -1.6% Non-controlling Interests (883) -0.4% (460) -0.2% (491) -0.3% Net Income Attributable to Shareholders of the Parent 26,996 11.1% 21,065 11.0% 10,870 6.4% 28% 148% Basic EPS(NT$) 6.13 4.80 2.50 28% 145% Diluted EPS(NT$) 5.84 4.61 2.41 27% 142%

Consolidated Operations (Unaudited) 4 85.6 91.6 99.4 108.7 111.6 125.1 150.6 61.9 58.4 68.4 68.6 61.4 65.4 93.0 16.8% 17.0% 17.1% 19.5% 20.0% 21.0% 22.1% 6.5% 6.8% 7.8% 9.9% 10.1% 11.1% 13.6% 0% 10% 20% 30% 0.0 50.0 100.0 150.0 200.0 250.0 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 NT$ billion ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q3 / 2026 % Q2 / 2026 % Q3 / 2025 % QoQ YoY Net Revenues: Packaging 122,945 81.2% 100,324 79.5% 80,602 80.4% 23% 53% Testing 26,302 17.4% 23,665 18.8% 18,420 18.3% 11% 43% Direct Material 2,148 1.4% 2,057 1.6% 1,190 1.2% 4% 81% Others 90 0.0% 102 0.1% 77 0.1% -12% 17% Total Net Revenues* 151,485 100.0% 126,148 100.0% 100,289 100.0% 20% 51% Gross Profit 46,412 30.6% 34,487 27.3% 22,697 22.6% 35% 104% Operating Income (Loss) 30,243 20.0% 19,778 15.7% 10,862 10.8% 53% 178% *: The ATM revenue reported here contains revenues eliminated at the holding company level related to intercompany transactions bet ween our ATM & EMS businesses.

ATM Operations (Unaudited) 6 19.6 20.2 22.7 28.8 29.2 34.5 46.4 86.7 92.6 100.3 109.7 112.4 126.1 151.5 22.6% 21.9% 22.6% 26.3% 26.0% 27.3% 30.6% 10% 20% 30% 40% 50% 0.0 50.0 100.0 150.0 200.0 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 NT$ billion Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 48% 46% 45% 45% 43% 41% 38% 22% 24% 25% 25% 27% 30% 34% 30% 30% 30% 30% 30% 29% 28% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
2%
18%
6%
28%
46%
2%
18%
5%
28%
47%
2%
18%
6%
26%
48%
1%
19%
7%
24%
49%
1%
19%
7%
24%
49%
2%
19%
6%
24%
49%
2%
17%
6%
24%
51%
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26
Q3/26
Material
Testing
Others
Wirebonding
Bump/FC/WLP /SiP

8

EMS Operations Quarterly Comparison (unaudited) (NT$ million) Q3 / 2026 % Q2 / 2026 % Q3 / 2025 % QoQ YoY EMS Net Revenues 93,469 100.0% 65,789 100.0% 69,022 100.0% 42% 35% Gross Profit 7,793 8.3% 5,873 8.9% 6,379 9.2% 33% 22% Operating Income (Loss) 3,111 3.3% 1,569 2.4% 2,541 3.7% 98% 22% 9 33% 33% 30% 30% 24% 22% 19% 10% 10% 9% 11% 15% 16% 21% 33% 32% 40% 36% 36% 36% 41% 12% 14% 12% 13% 14% 16% 12% 10% 9% 7% 8% 9% 8% 6% 2% 2% 2% 2% 2% 2% 1% 0% 20% 40% 60% 80% 100% Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items. (NT$ million) Sept. 30, 2026 Jun. 30, 2026 Cash and cash equivalent $88,421 $91,292 Financial assets - current 19,517 16,081 Financial assets - non current & investments - equity method 70,189 67,852 Property, plant & equipment 621,962 517,715 Total assets 1,244,785 1,071,443 Short-term loans & short-term bills payable 70,428 60,063 Current portion of bonds payable 2,000 0 Current portion of long-term loans 3,141 11,787 Bonds payable 42,201 14,985 Long-term loans & long-term bills payable 276,633 209,603 Total interest bearing debts 406,461 306,230 Total liabilities 790,863 652,248 Total equity (Including non-controlling interest) 453,922 419,195 Quarterly EBITDA* 57,963 45,779 Current ratio 1.16 1.07 Net debt to equity ratio 0.66 0.47

Equipment Capital Expenditures vs. EBITDA (Unaudited) 11 892 992 779 733 1,003 1,695 2,104 843 879 1,095 1,242 1,210 1,450 1,814 0 500 1,000 1,500 2,000 2,500 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 US$ million Capex EBITDA

Fourth Quarter 2026 Outlook (1/2) Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .9 NT dollars (versus 31 .9 in 3 rd quarter 2026) , management projects overall performance for the fourth quarter of 2026 to be as follows:  Consolidated  In NT dollar terms, our consolidated 4th quarter revenue should grow by 6 to 8 percent quarter over quarter;  Our consolidated 4th quarter gross margin should be between 23% to 24%;  Our consolidated 4th quarter operating margin should be between 14.5% to 15.5%. 12

Fourth Quarter 2026 Outlook (2/2)  ATM  In NT dollar terms, our ATM 4th quarter revenue should grow by 11 to 13 percent quarter over quarter;  Our ATM 4th quarter gross margin should increase by 100 to 200 basis points quarter over quarter.  EMS  In NT dollar terms, our EMS 4th quarter revenue should be flattish quarter over quarter;  Our EMS 4th quarter operating margin should be around 2%. 13 Based on our current business outlook and exchange rate assumptions of 1 US dollar to 31 .9 NT dollars (versus 31. 9 in 3 rd quarter 2026) , management projects overall performance for the fourth quarter of 2026 to be as follows:

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unauc

(NT$ thousand)	Q1/ 2025[1&2]	Q2/ 2025[1&2]	Q3/ 2025[1&2]	Q4/ 2025[1&2]	FY/ 2025[1&2]	Q1/ 2026[1&2]	Q2/ 2026[1&2]	Q3/ 2026[1&2]
Revenues	148,153,262	150,750,323	168,568,888	177,915,165	645,387,638	173,662,152	191,063,523	244,161,159
COGS	123,260,526	125,062,803	139,692,147	143,179,289	531,194,765	138,844,015	150,917,043	190,194,299
PPA under COGS	557,027	520,681	515,185	507,347	2,100,240	535,245	532,168	521,354
Gross profit	24,892,736	25,687,520	28,876,741	34,735,876	114,192,873	34,818,137	40,146,480	53,966,860
Gross profit excl. PPA	25,449,763	26,208,201	29,391,926	35,243,223	116,293,113	35,353,382	40,678,648	54,488,214
OPEX	15,221,435	15,494,438	15,676,044	17,045,424	63,437,341	17,325,270	19,016,380	20,824,978
PPA under OPEX	262,652	260,038	262,807	262,837	1,048,334	270,317	270,212	270,356
Operating income	9,671,301	10,193,082	13,200,697	17,690,452	50,755,532	17,492,867	21,130,100	33,141,882
Operating income excl. PPA	10,490,980	10,973,801	13,978,689	18,460,636	53,904,106	18,298,429	21,932,480	33,933,592
Non Op gain/(loss)	138,628	(938,600)	775,540	569,727	545,295	668,460	4,566,238	(431,762)
PPA under Non Op gain/ (loss)	61	959	155	227	1,402	0	80	2,397
Non Op gain/ (loss) excl. PPA	138,689	(937,641)	775,695	569,954	546,697	668,460	4,566,318	(429,365)
Pretax income	9,809,929	9,254,483	13,976,238	18,260,179	51,300,827	18,161,327	25,696,338	32,710,120
PPA under Pretax income	819,740	781,678	778,147	770,411	3,149,976	805,562	802,460	794,107
Pretax income excl. PPA	10,629,669	10,036,161	14,754,385	19,030,590	54,450,805	18,966,889	26,498,798	33,504,227
Tax expenses	2,021,624	1,575,805	2,615,170	3,247,695	9,460,294	3,629,419	4,171,531	4,830,859
PPA under Tax expense	(12,964)	(9,337)	(10,837)	(10,255)	(43,393)	(15,202)	(14,883)	(13,432)
Tax expense excl. PPA	2,034,588	1,585,142	2,626,007	3,257,950	9,503,687	3,644,621	4,186,414	4,844,291
Non-controlling interests	234,472	157,593	491,305	298,969	1,182,339	400,134	459,658	882,823
PPA under Non-controlling interests	8,408	5,811	8,129	5,111	27,459	22,770	20,094	14,610
Non-controlling interests excl. PPA	242,880	163,404	499,434	304,080	1,209,798	422,904	479,752	897,433
Net income attributable to shareholders of the parent	7,553,833	7,521,085	10,869,763	14,713,515	40,658,196	14,131,774	21,065,149	26,996,438
PPA expenses under Net income attributable to shareholders of the parent	798,368	766,530	759,181	755,045	3,079,124	767,590	767,483	766,065
Net income attributable to shareholders of the parent excl. PPA	8,352,201	8,287,615	11,628,944	15,468,560	43,737,320	14,899,364	21,832,632	27,762,503
Total PPA expenses	806,776	772,341	767,310	760,156	3,106,583	790,360	787,577	780,675
Basic EPS (NT$)	1.75	1.74	2.50	3.37	9.37	3.23	4.80	6.13
Basic EPS (NT$) excl. PPA	1.93	1.91	2.68	3.55	10.07	3.41	4.98	6.31
Diluted EPS (NT$)	1.64	1.70	2.41	3.24	8.89	3.08	4.61	5.84
Diluted EPS (NT$) excl. PPA	1.82	1.88	2.58	3.41	9.59	3.25	4.78	6.01

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL, ASE/Infineon and ASE/ADI transactions which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.77bn in 1Q25, $0.75bn in 2Q25, $0.74bn in 3Q25, 4Q25, 1Q26, 2Q26 and 3Q26, and $3.00bn in 2025.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash, USI/Hirschmann and USI/Eugenlight Technologies transactions, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.04bn in 1Q25, $0.02bn in both 2Q25 and 4Q25, $0.03bn in 3Q25, $0.11bn in 2025, $0.05bn in both 1Q26 and 2Q26, and $0.04bn in 3Q26.

15